January 15, 2020

Dean Hager
Chief Executive Officer
Juno Topco, Inc.
100 Washington Ave S, Suite 1100
Minneapolis, MN 55401

       Re: Juno Topco, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 20, 2019
           CIK No. 0001721947

Dear Mr. Hager:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Industry Background, page 2

1. Please revise to clearly state whether you have any exclusive agreements or arrangements with Apple as a customer or channel partner. To the extent that your business operations are not directly correlated to the corporate operations of Apple, please revise your discussion of Apple's corporate history and background to focus on Jamf's business performance.
Our Relationship with Apple, page 7

2. Please discuss the material terms of the agreements that you have with Apple including
 Dean Hager
FirstName LastNameDean Hager
Juno Topco, Inc.
Comapany NameJuno Topco, Inc.
January 15, 2020
January 15, 2020 Page 2
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FirstName LastName
         the term and termination provisions. To the extent that you are substantially dependent on your relationship with Apple, please file the agreements as exhibits. See Item
         601(b)(10)(ii)(B) of Regulation S-K.
Our Sponsor, page 10

3. Please discuss the Director Nomination Agreement that you will enter into with Vista in connection with this offering and identify the directors who will serve as the Vista nominees.
Risk Factors
Risks Relating to Our Business
We derive a substantial portion of our revenue from one product, page 24

4. Please provide additional context regarding your statement that sales of subscriptions to your Jamf Pro product accounted for a substantial portion of you revenue by disclosing the amount or percentage of your revenue derived from your Jamf Pro product.
Selected Consolidated Financial Data
Non-GAAP Financial Measures, page 74

5. We note your measure of Non-GAAP Gross Profit appears to exclude the amortization of developed technology. Please revise to further explain why you believe the measure is useful to investors and how it is useful when evaluating your "core" operating performance. In this regard, we note that developed technology assets would appear to contribute to revenue generation.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 79

6. Please revise to disclose the actual dollar-based net retention rate for each of the last seven fiscal quarters and discuss any significant fluctuations in such rates.

Critical Accounting Policies
Stock-Based Compensation, page 88

7. Please revise to expand your disclosures regarding the methods that management used to determine the fair value of the company's stock, the nature of the material assumptions involved and the extent to which the estimates are considered highly complex and subjective. Further, disclose that the estimates will not be necessary to determine the fair value of the new awards once the underlying shares begin trading.
8. Please provide us with a breakdown of all stock-based compensation awards granted in
         2019 and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period,
 Dean Hager
Juno Topco, Inc.
January 15, 2020
Page 3
         please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.
Business
Overview, page 92

9. We note your statement that your net promoter score significantly exceeds industry averages. Please disclose your net promoter score and clarify the method by which you calculate your net promoter score. Explain how management uses this score to monitor or manage your business. Disclose any underlying assumptions and limitations in how the score is calculated or used.
10. You disclose that your customers include "many highly recognizable brands and organizations" including some of the largest global technology companies and largest U.S banks. Please explain whether these customers are representative of your overall customer base or together represent a material portion of your revenue.
Sales and Marketing, page 106

11. Please disclose the percentage of your sales that are facilitated by Apple Inc.
Underwriting, page 149

12.      Please disclose the exceptions to the lock-up agreements.
Item 16. Exhibits and Financial Statement Schedules, page II-3

13. Please file the consent of Vanson Bourne as an exhibit to your registration statement as required by Securities Act Rule 436.
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
15. Please disclose the source of the following assertions in your prospectus.
FirstName LastNameDean Hager Apple ecosystem management for the enterprise; and
         You are the standard in
Comapany Jamf Nation is the world's largest online community of IT professionals exclusively
         NameJuno Topco, Inc.
January 15,focused on Apple in the enterprise.
            2020 Page 3
FirstName LastName
 Dean Hager
FirstName LastNameDean Hager
Juno Topco, Inc.
Comapany NameJuno Topco, Inc.
January 15, 2020
Page 4
January 15, 2020 Page 4
FirstName LastName
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Alexander M. Schwartz